SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                SCHEDULE 13E-3/A
                                 (Rule 13e-100)


           TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

           RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                                (Amendment No. 1)


                              First Ipswich Bancorp
                              --------------------
                              (Name of the Issuer)

                              First Ipswich Bancorp
                      ------------------------------------
                      (Name of Person(s) Filing Statement)

                     Common Stock, Par Value $1.00 Per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    320637101
                      -------------------------------------
                      (CUSIP Number of Class of Securities)

             Russell G. Cole, President and Chief Executive Officer
                              First Ipswich Bancorp
                                31 Market Street
                          Ipswich, Massachusetts 01938
                                 (978) 356-3700
  ----------------------------------------------------------------------------
  (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                 with copies to:

                              David F. Hannon, Esq.
                   Craig and Macauley Professional Corporation
                               600 Atlantic Avenue
                                Boston, MA 02210
                                 (617) 367-9500

                -------------------------------------------------

This statement is filed in connection with (check the appropriate box):

a.    |X|   The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.    |_|   The filing of a registration statement under the Securities Act of 1933.

c.    |_|   A tender offer.

d.    |_|   None of the above.

1. Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: |X|

Check the following box if the filing is a final amendment reporting the results of the transaction: |_|

                            Calculation of Filing Fee

--------------------------------------------------------------------------------
       Transaction Valuation *                  Amount of Filing Fee**
--------------------------------------------------------------------------------
             $108,729                                     $3.34
--------------------------------------------------------------------------------

* For purposes of calculating the fee only. This amount assumes 12,081 shares of common stock of the subject company will be exchanged for 12,081 shares of Series A Preferred Stock of the subject company. Pursuant to Rule 0-11(a)(4), the transaction value is computed by multiplying 12,081 by $9.00 per share, the last reported sale price of the subject company's common stock on the OTC Bulletin Board as of September 7, 2007.

**    Determined pursuant to Rule 0-11(b) by multiplying $108,729 by 0.0000307.

|_| Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


Amount Previously Paid:       $3.34

Form of Registration No.:     Schedule 13E-3

Filing Party:                 First Ipswich Bancorp

Date Filed:                   September 11, 2007

                  TRANSACTION STATEMENT UNDER SECTION 13(e) OF
          THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER


      This Amendment No. 1 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Amended Schedule") is being filed by First Ipswich Bancorp (the "Company") in connection with the amendment to the articles of incorporation (the "Articles of Amendment") of the Company which provides for the reclassification (the "Reclassification") of shares of the Company's common stock held by shareholders of record of fewer than 200 shares into the Company's Series A Preferred Stock. The Reclassification is designed to reduce the number of shareholders of record of the Company's common stock to below 300 in order to allow the Company to suspend its reporting obligations under Section 15 of the Securities Exchange Act of 1934 (the "Exchange Act"). A copy of the Articles of Amendment is attached as Appendix A to the Proxy Statement filed as Exhibit 16(a)(3)(i) to this Amended Schedule. The Proxy Statement relates to the special meeting of shareholders at which the Company's shareholders will consider and vote upon the Articles of Amendment.


      The Company has no securities registered pursuant to Section 12 of the Exchange Act, and consequently is not subject to Regulation 14A or 14C of the Exchange Act, which respectively regulate the solicitation of proxies and distribution of information statements to securities holders of a class of securities registered pursuant to Section 12. The Company has not elected, pursuant to Rule 13e-3(c)(2) under the Exchange Act, to use the timing procedures for conducting a solicitation subject to Regulation 14A or a distribution subject to Regulation 14C.


      All information contained in this Amended Schedule 13E-3 concerning the Company has been supplied by the Company. The information contained in the Proxy Statement, including all appendices, is hereby incorporated by reference. As of the date hereof, the proxy statement is in preliminary form and is subject to completion or amendment. This Amended Schedule 13E-3 will be further amended to reflect such completion or amendment. Capitalized terms not otherwise defined herein shall have the meaning given to them in the Proxy Statement.

      All parenthetical references under the various Items contained in this Amended Schedule 13E-3 are references to the corresponding Items contained in Regulation M-A under the Exchange Act.


Item 1. Summary Term Sheet

(Reg. M-A 1001)

          The information set forth in the Proxy Statement under the caption "Summary Term Sheet" is incorporated herein by reference.

Item 2. Subject Company Information

(Reg. M-A 1002)

      (a) Name and Address. The name of the subject company is First Ipswich Bancorp. The address of the Company's principal executive offices is 31 Market Street, Ipswich, Massachusetts 01938. The Company's telephone number is (978) 356-3700.
      (b) Securities. As of August 10, 2007, there were 2,344,630 shares of the Company's common stock, par value $1.00 per share, issued and outstanding.
      (c) Trading Market and Price. The information set forth in the Proxy Statement under the caption "Information about the Company--Market for Common Stock and Dividends" is incorporated herein by reference.
      (d) Dividends. The information set forth in the Proxy Statement under the caption "Information about the Company--Market for Common Stock and Dividends" is incorporated herein by reference.
      (e) Prior Public Offerings. The Company has not made an underwritten public offering of its common stock during the past three years.
      (f) Prior Stock Purchases. The information set forth in the Proxy Statement under the captions "Information about the Company--Recent Transactions in the Company's Stock and --Prior Stock Purchases" is incorporated herein by reference.

Item 3. Identity and Background of Filing Person

(Reg. M-A 1003(a) through (c))


      (a) Name and Address. The Company is the only filing person. The business address and telephone number of the Company is provided in response to Item 2(a) above. The other required information regarding the persons specified in Instruction C to Schedule 13E-3 is incorporated herein by reference to the section of the Proxy Statement entitled "Information about the Company--Directors and Executive Officers."
      (b)   Business and Background of Entities. Not applicable.
      (c) Business and Background of Natural Persons. The required information regarding the persons specified in Instruction C to Schedule 13E-3 is incorporated herein by reference to the section of the Proxy Statement entitled "Information about the Company--Directors and Executive Officers."


Item 4. Terms of the Transaction

(Reg. M-A 1004(a) and (c) through (f))

      (a) Material Terms. The required information is incorporated herein by reference to the sections of the Proxy Statement entitled "Summary Term Sheet," "Special Factors-Purpose of the Reclassification, --Background of the Reclassification, -Reasons for the Reclassification, --Effects of the Reclassification on the Company, -Effects of the Reclassification on Affiliated Shareholders, -Effects of the Reclassification on Unaffiliated Shareholders, --Effects of the Reclassification on Shareholders Generally, -Recommendation of the Board of Directors; Fairness of the Reclassification, --Determination of Exchange Ratio, --Opinion of Financial Advisor, and -U.S. Federal Income Tax Consequences of the Reclassification," "Approval of the Articles of Amendment -Description of the Articles of Amendment and -Appraisal Rights," "Additional Information Regarding the Special Meeting of Shareholders -Requirements for Shareholder Approval," and "Information about the Company --Terms of the Series A Preferred Stock to be Issued in the Reclassification."
      (c) Different Terms. The information set forth in the Proxy Statement under the captions "Summary Term Sheet," "Special Factors--Background of the Reclassification, --Effects of the Reclassification on the Company, -Effects of the Reclassification on Affiliated Shareholders, -Effects of the Reclassification on Unaffiliated Shareholders, --Effects of the Reclassification on Shareholders Generally, -Recommendation of the Board of Directors; Fairness of the Reclassification, --Determination of Exchange Ratio, --Opinion of Financial Advisor, and -U.S. Federal Income Tax Consequences of the Reclassification," "Approval of the Articles of Amendment -Description of the Articles of Amendment and -Appraisal Rights," and "Information about the Company --Terms of the Series A Preferred Stock to be Issued in the Reclassification" is hereby incorporated herein by reference.
      (d) Appraisal Rights. The information set forth in the Proxy Statement under the caption "Approval of the Articles of Amendment--Appraisal Rights" and "Additional Information Regarding the Special Meeting of Shareholders--Appraisal Rights" is hereby incorporated herein by reference.
      (e) Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the captions "Special Factors--Recommendation of the Board of Directors; Fairness of the Reclassification and --Availability of Documents" and "Approval of the Articles of Amendment-Appraisal Rights" is hereby incorporated herein by reference.
      (f) Eligibility for Listing or Trading. The information set forth in the Proxy Statement under the captions "Special Factors--Purpose of the Reclassification" is hereby incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

(Reg. M-A 1005(a) through (c) and (e))

      (a) Transactions. The required information is incorporated herein by reference to the section of the Proxy Statement entitled "Information about the Company-Related Party Transactions."
      (b) Significant Corporate Events. The required information is incorporated herein by reference to the section of the Proxy Statement entitled "Special Factors-Alternatives Considered, --Background of the Reclassification, -Effects of the Reclassification on the Company, and -Determination of Exchange Ratio."
      (c) Negotiations or Contacts. The required information is incorporated herein by reference to the sections of the Proxy Statement entitled "Special Factors--Alternatives Considered, --Background of the Reclassification, --Effects of the Reclassification on the Company, and --Determination of Exchange Ratio."
      (e) Agreements Involving the Subject Company's Securities. The information set forth in the proxy statement under the captions entitled "Information About the Company--Stock Ownership by Significant Shareholders, --Stock Ownership by Directors and Executive Officers, and --Stock Option Plans" is hereby incorporated by reference.

Item 6. Purposes of the Transaction and Plans or Proposals

(Reg. M-A 1006(b) and (c)(1)-(8))

      (b) Use of Securities Acquired. The shares of common stock reclassified to Series A Preferred Stock in the transaction will be cancelled and become authorized but unissued common stock.
      (c) Plans. Other than the Reclassification described in response to Item 4 and the information set forth in the Proxy Statement under the captions "Summary Term Sheet," "Special Factors--Purpose of the Reclassification, --Background of the Reclassification, --Effects of the Reclassification on the Company, and --Determination of Exchange Ratio," and "Information About the Company--Market for Common Stock and Dividends," which is hereby incorporated herein by reference, there are no plans, proposals or negotiations relating to or that would result in:

            (1) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary;
            (2) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary;
            (3) any material change in the Company's present dividend rate or policy or in its indebtedness or capitalization;
            (4) any change in the Company's present board of directors or management, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of any executive officer's employment contract;
            (5) any other material change in the Company's corporate structure or business;
            (6) any class of the Company's equity securities to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotations system operated by a national securities association;
            (7) any class of the Company's equity securities becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act; or
            (8) except as described in response to Item 7, the suspension of the Company's obligation to file reports under Section 15(d) of the Exchange Act.

Item 7. Purposes, Alternatives, Reasons and Effects

(Reg. M-A 1013)

      (a) Purposes. The required information is incorporated herein by reference to the sections of the Proxy Statement entitled "Special Factors-Purpose of the Reclassification, --Background of the Reclassification, and -Reasons for the Reclassification."
      (b) Alternatives. The required information is incorporated herein by reference to the sections of the Proxy Statement entitled "Special Factors--Alternatives Considered."
      (c) Reasons. The required information is incorporated herein by reference to the sections of the Proxy Statement entitled "Special Factors-Purpose of the Reclassification, --Background of the Reclassification, and -Reasons for the Reclassification" and "Approval of the Articles of Amendment--Description of the Articles of Amendment"

      (d) Effects. The required information is incorporated herein by reference to the sections of the Proxy Statement entitled "Special Factors--Effects of the Reclassification on the Company, --Effects of the Reclassification on Affiliated Shareholders, --Effects of the Reclassification on Unaffiliated Shareholders, --Effects of the Reclassification on Shareholders Generally, --Recommendation of the Board of Directors; Fairness of the Reclassification, --Determination of Exchange Ratio, --Opinion of Financial Advisor, --U.S. Federal Income Tax Consequence of the Reclassification, and --Pro Forma Effect of the Reclassification," "Approval of the Articles of Amendment--Description of the Articles of Amendment," "Information About the Company--Terms of the Series A Preferred Stock to be Issued in the Reclassification," and "Financial Information About the Company--Pro Forma Consolidated Financial Information."

Item 8. Fairness of the Transaction

(Reg. M-A 1014)

      (a) Fairness. The required information is incorporated herein by reference to the sections of the Proxy Statement entitled "Special Factors - Recommendation of the Board of Directors; Fairness of the Reclassification, -Determination of Exchange Ratio, and --Opinion of Financial Advisor."
      (b) Factors Considered in Determining Fairness. The required information is incorporated herein by reference to the sections of the Proxy Statement entitled "Special Factors--Purpose of the Reclassification, --Background of the Reclassification, --Reasons for the Reclassification, --Effects of the Reclassification on the Company, --Effects of the Reclassification on Affiliated Shareholders, --Effects of the Reclassification on Unaffiliated Shareholders, --Effects of the Reclassification on Shareholders Generally, -Recommendation of the Board of Directors; Fairness of the Reclassification, -Determination of Exchange Ratio, and --Opinion of Financial Advisor."
      (c) Approval of Security Holders. The required information is incorporated herein by reference to the sections of the Proxy Statement entitled "Special Factors--Recommendation of the Board of Directors; Fairness of the Reclassification" and "Additional Information Regarding the Special Meeting of Shareholders--Requirements for Shareholder Approval."
      (d) Unaffiliated Representative. The required information is incorporated herein by reference to the section of the Proxy Statement entitled "Special Factors--Recommendation of the Board of Directors; Fairness of the Reclassification."
      (e) Approval of Directors. The required information is incorporated herein by reference to the section of the Proxy Statement entitled "Special Factors--Recommendation of the Board of Directors; Fairness of the Reclassification."
      (f)   Other Offers. None.

Item 9. Reports, Opinions, Appraisals and Negotiations

(Reg. M-A 1015)


      (a) Report, Opinion or Appraisal. The required information is incorporated herein by reference to the section of the Proxy Statement entitled "Special Factors--Opinion of Financial Advisor." In addition, Appendices D and E to the Proxy Statement and Exhibit 16(c)(1) to this Amended Schedule are incorporated herein by reference.
      (b) Preparer and Summary of the Report, Opinion or Appraisal. The required information is incorporated herein by reference to the section of the Proxy Statement entitled "Special Factors--- Recommendation of the Board of Directors; Fairness of the Reclassification, --Determination of Exchange Ratio, and --Opinion of Financial Advisor." In addition, Appendices D and E to the Proxy Statement and Exhibit 16(c)(1) to this Amended Schedule are incorporated herein by reference.
      (c) Availability of Documents. The required information is incorporated herein by reference to the section of the Proxy Statement entitled "Special Factors--Availability of Documents."

Item 10. Source and Amounts of Funds or Other Considerations

(Reg. M-A 1007)

      (a) Source of Funds. The required information is incorporated herein by reference to the section of the Proxy Statement entitled "Proposal 1: Approval of the Articles of Amendment - Source of Funds and Expenses."
      (b) Conditions. The required information is incorporated herein by reference to the section of the Proxy Statement entitled "Proposal 1: Approval of the Articles of Amendment - Source of Funds and Expenses."
      (c) Expenses. The required information is incorporated herein by reference to the section of the Proxy Statement entitled "Proposal 1: Approval of the Articles of Amendment - Source of Funds and Expenses."
      (d)   Borrowed Funds. Not applicable.

Item 11. Interest in Securities of the Subject Company

(Reg. M-A 1008)

      (a) Securities Ownership. The required information is incorporated herein by reference to the section of the Proxy Statement entitled "Information about the Company -Stock Ownership by Significant Shareholders, and --Stock Ownership by Directors and Executive Officers."
      (b) Securities Transactions. The required information is incorporated herein by reference to the section of the Proxy Statement entitled "Information about the Company -Recent Transactions in the Company's Stock."

Item 12. The Solicitation or Recommendation

(Reg. M-A 1012(d) and (e))

      (d) Intent to Tender or Vote in a Going-Private Transaction. The required information is incorporated herein by reference to the section of the Proxy Statement entitled "Special Factors - Recommendation of the Board of Directors; Fairness of the Reclassification."
      (e) Recommendations of Others. The required information is incorporated herein by reference to the section of the Proxy Statement entitled "Special Factors - Recommendation of the Board of Directors; Fairness of the Reclassification."

Item 13. Financial Statements

(Reg. M-A 1010(a) and (b))

      (a) Financial Information. The required information is incorporated herein by reference to the sections of the Proxy Statement entitled "Financial Information About the Company--Selected Historical Consolidated Financial Data" and to Appendices F and G thereto.
      (b) Pro Forma Information. The required information is incorporated herein by reference to the section of the Proxy Statement entitled "Financial Information About the Company--Pro Forma Consolidated Financial Information."

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

(Reg. M-A 1009)

      (a)-(b) Solicitations or Recommendations and Employees and Corporate Assets. The required information is incorporated herein by reference to the section of the Proxy Statement entitled "Additional Information Regarding the Special Meeting of Shareholders - Solicitation of Proxies."

Item 15. Additional Information

(Reg. M-A 1011(b))

      (b)   Other Material Information. Not applicable.

Item 16. Exhibits

(Reg. M-A 1016(a) through (d), (f) and (g))

16(a)(3)(i)    Proxy Statement, Notice of the Special Meeting of Shareholders
               and related cover letter

16(a)(3)(ii)   Proxy Card for the Special Meeting of Shareholders

16(a)(5)(i)    Letter to Shareholders from Russell G. Cole, President and Chief
               Executive Officer, incorporated by reference to Exhibit 20.1 to the Company's Form 8-K filed with the SEC on September 11, 2007

16(a)(5)(ii)   Press Release dated September 11, 2007, incorporated by reference to Exhibit 99.1 to the Company's Form 8-K filed with the SEC on September 11, 2007

16(b)          None

16(c)(1)       Presentation dated June 20, 2007 of Northeast Capital & Advisory,
               Inc.

16(c)(2) Fairness Opinion of Northeast Capital & Advisory, Inc. dated as of June 21, 2007, incorporated by reference to Appendix D to
               Exhibit 16(a)(3)(i)


16(c)(3) Updated Fairness Opinion of Northeast Capital & Advisory, Inc. dated as of November 2, 2007, incorporated by reference to Appendix E to Exhibit 16(a)(3)(i)


16(d)(1) First Ipswich Bancorp 2004 Incentive Stock Option Plan for Key Employees, incorporated by reference to Exhibit 10.1 to the Company's Registration Statement on Form SB-2 (File No. 333-114018)

16(d)(2) First Ipswich Bancorp 2004 Directors' Plan, incorporated by reference to Exhibit 10.2 to the Company's Registration Statement on Form SB-2 (File No. 333-114018)

16(d)(3) Form of Incentive Stock Option Agreement, incorporated by reference to Exhibit 99.1 to the Company's Form 8-K filed with the SEC on May 22, 2007

16(d)(4) Form of Nonstatutory Stock Option Agreement, incorporated by reference to Exhibit 99.2 to the Company's Form 8-K filed with the SEC on May 22, 2007

16(f) Description of Appraisal Rights; Part 13 of the Massachusetts Business Corporation Act, incorporated by reference to Appendix C to Exhibit 16(a)(3)(i)

16(g)          None

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  November 2, 2007


                                          FIRST IPSWICH BANCORP


                                          By:   /s/ Russell G. Cole
                                                --------------------------------
                                                Russell G. Cole, President and
                                                Chief Executive Officer